[redacted]

15048620

PUBLIC

*AB 3/12

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
194

U.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/22/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KSBD, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Dominion Boulevard
(No. and Street)

Glen Allen	VA	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

CD 3/13/15

OATH OR AFFIRMATION

I, Julie Gustavsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KSBD, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CHERRYLL MARIE ELLIS NOTARY PUBLIC REG # 7623694 MY COMMISSION EXPIRES 3/31/2019 COMMONWEALTH OF VIRGINIA

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KSBD, LLC

Statement of Financial Condition and Exemption Report

December 31, 2014

SEC ID 8 – 69365

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

KSBD, LLC

Statement of Financial Condition and

Exemption Report

December 31, 2014

Table of Contents

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
KSBD, LLC
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of KSBD, LLC (the Company) (a Commonwealth of Virginia corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement of condition referred to above presents fairly, in all material respects, the financial condition of KSBD, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 25, 2015

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

KSBD, LLC
GLEN ALLEN, VIRGINIA

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	201,323
Prepaid expenses		3,302
Total assets	$	204,625

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to related party	$	140,297
Accrued expenses		13,000
Total liabilities		153,297
Member's equity		51,328
Total liabilities and Member's equity	$	204,625

The accompanying notes are an integral part of this statement.

KSBD, LLC
GLEN ALLEN, VIRGINIA

NOTES TO FINANCIAL STATEMETNS

1. Summary of Significant Accounting Policies

Description of Business

KSBD, LLC (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia on August 29, 2013. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a broker-dealer in the business of referring clients who are in need of insurance investments. The Company operated as a startup organization until it was approved by FINRA on July 22, 2014 to begin operations as a broker-dealer. Therefore, the accompanying financial statements represent the transitional approval period from July 22, 2014 through December 31, 2014.

The Company is a single member limited liability company and is a wholly owned subsidiary of Keiter, Stephen, Hurst, Gary & Shreave, PC. (the "Parent"). This financial statement is not intended to present the consolidated financial position of the Parent as of December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on deposit with financial institutions and cash equivalents in money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

Allowance for Doubtful Accounts

The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. As there were no accounts receivable, management has determined that no allowance is necessary at December 31, 2014.

1. Summary of Significant Accounting Policies (continued)

Securities Owned

Securities transactions are recorded in the accounts on a trade-date basis.

The Company follows Financial Accounting Standard Board ("FASB") guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP"), for all financial assets and liabilities measured at fair value on a recurring basis.

There were no securities held as of December 31, 2014.

Income Taxes

The operating results of the Company are included in the income tax return filed by the Parent. The Parent, with the consent of its stockholders, has elected for income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholder is taxed on the Parent's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statement.

The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2014.

2. Related party transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent. Under the Agreement, the Parent provides all administrative services including accounting and technology support services. In addition, the Agreement covers sharing of office space at the Parent's location. At December 31, 2014, the Company has an intercompany payable of $140,297 due to the Parent for payments made on its behalf as a result of this Agreement.

3. Guarantees

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2014, the Company had net capital of $48,026, which was $37,806 in excess of required minimum net capital of $10,220. The Company's net capital ratio was 3.19 to 1.

The Company is exempt under Rule 15c3-6(k)(2)(i) from preparing the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

5. Contingencies

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

6. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued February 25, 2015 and determined no subsequent events have occurred after this date.

Review

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
KSBD, LLC
Glen Allen, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KSBD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KSBD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) KSBD, LLC stated that KSBD, LLC met the identified exemption provisions throughout the most recent fiscal period without exception. KSBD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KSBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 25, 2015

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

KSBD, LLC Management Statement Regarding Exemption from SEA Rule 15c3-3

KSBD, LLC
4401 Dominion Blvd
Glen Allen, VA 23060
(804) 419-2935
SEC #8-69365
CRD #169363

KSBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision: 17 C.F.R §240.15c3-3 (k)(2)(i).

(2) The Company met the identified provisions in 17 C.F.R §240.15c3-3 (k) throughout the period of July 22, 2014 (registration approval) – December 31, 2014 without exception.

KSBD, LLC

I, Julie Gustavsson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ____________________

Title: CEO

Date: February 25, 2015